                                  EXHIBIT 14.9


                               PILLSBURY WINTHROP
   50 FREMONT STREET SAN FRANCISCO. CA 941052228 415.983.1000 F; 415.983.1200
          MAILING ADDRESS: P. 0. BOX 7880 SAN FRANCISCO. CA 94120-7880


March 22, 2005

                                                             Michael J. Halloran

                                                                    415.983.1610
                                                  mhal1oranPi1lsburyWinthrop.com
                                                         Via E-Mail and US. Mail

Clifford Wildes
Chief Executive Officer
and Chairman
Morgan Beaumont Inc.
2280 Trailmate Drive, Suite 101
Sarasota, Florida 34243

Dear Mr. Wildes:

This will confirm our conversations beginning February 16, 2005, to date in which we undertook to represent Morgan Beaumont, Inc. in connection with regulatory and licensing matters related to the stored value card business qf the company and other matters as referred from time to time. When you have signed and returned to me the enclosed copy of this letter, this will constitute our agreement to perform services for you as set forth below.

As we stated during our February 16th conversation, we represent many other parties in the financial services and money services businesses, including other entities that offer prepaid cards, stored value cards, gift cards, payment mechanisms, and a variety of financial services and products, and will continue to do so. You understand that we represent such pasties, and you agree that you will not object to our representation of such other parties on the understanding that (1) we will not reveal confidential information of yours to such parties, and (2) we will not represent any of such parties in any litigation claim against Morgan Beaumont, Inc.

Our services will be billed to you at our normal hourly rates on a monthly basis, and the statements are generally prepared and sent to you during the third week of the month following the month during which the services have been performed, and are payable (to the extent not covered by the retainer below) within two weeks after they are sent. In addition, we will prepare and submit to you, on a monthly basis, a statement of any disbursements incurred for your account by us. Enclosed for your information is a summary of our practices with regard to client disbursement items. Our statements will be payable when they are sent to you, and in any event within two weeks. Attached hereto is a list of the attorneys and legal assistants who we presently anticipate will be attorneys may work on the matter from time to time, as the need arises.

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As we also discussed, in accordance with our normal procedures, we will require an initial retainer in the amount of$15,000 against fees and costs in connection with the legal services described above. The retainer will be applied against fees or costs due as incurred on our work as described above on all matters referred to us by you. We will send any credit balance to you after such application. Once we approach utilization of the retainer on the work described in the next paragraph, we will advise you and request an additional retainer. Should the nature of your matters or the amount of required work change, we may deem it necessary to require an additional retainer in which case we will promptly consult with you concerning the changed scope of our services and any additional retainer required. it; upon completion of our initial work as described below, you engage us to go forward with more extensive work, we may, depending upon the amount of the additional work required, request an additional retainer at the time. In all cases, we reserve the right to discontinue work if a requested additional retainer is not received upon request.

We are hopeful, but cannot guarantee, that the amount of the retainer will cover our legal work to identify licensing requirements in 10 states you identify to Deborah Thoren-Peden. This would not cover making licensing applications in those states. Please understand some states require written inquiries and numerous follow-up calls and e-mails in order to obtain their licensing requirements (or not). Many states have not yet addressed the issue of whether licensure is required for prepaid cards, and the personnel in the agencies often require additional documentation and communications before we can obtain their input. It is for those reasons we cannot put a cap on our charges. We also need to spend time analyzing your program and determine the best way to phrase and phase the approach and communications with the various regulators.

Because of the proliferation of corporations owning or partially owning subsidiaries, and the problems this creates for lawyers in identifying potential conflicts of interest, we like to advise our corporate clients that as a general rule this firm will not regard an affiliate of a corporate client (i.e., parent, subsidiary or other entity under common control) as a client of the firm for any purpose unless a client-lawyer relationship has been established by an express understanding with the firm. Similarly, we want you to know that the firm will not regard a representation that is adverse to an affiliate of a corporate client as adverse to the client, in the absence of a request by the client to the contrary. Accordingly, if there is a corporate family member of Morgan Beaumont, Inc. that you wish to regard as a client for conflicts purposes, please let me know.

Please do not hesitate to contact me with respect to any questions you might have about the foregoing, and in particular with respect to the terms under which we will be providing services to you. If you agree that we may proceed to provide services to you on the terms set forth above, please sign, date, and return the enclosed copy of this letter to me. This letter will constitute our agreement with you.

Very truly yours,




Michael J.

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WE AGREE TO THE FOREGOING:


Dated: March 9, 2005


                                                           MORGAN BEAUMONT, INC.




                                                 By: ___________________________
                                                             SIGNATURE



                                                 Its: __________________________
                                                           Print Title



Enclosures
cc: Todd Ellsworth, Esq. (via e-mail)
    Deborah Thoren-Peden, Esq. (via e-mail)

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                               FIRM CHARGE RATES'
                            EFFECT WE JANUARY 1, 2004


DISBURSEMENT/EXPENSE CLIENT CHARGE BASIS
----------------------------------------
Postage
Domestic Phone Calls
Domestic Fax Transmissions NO CHARGE.


COMPUTER/TELECOMMUNICATIONS
---------------------------

Charged based on standard vendor rates per search Computer Research (Lexis, Nexis and Westlaw), etc. less a discount of 30% on Westlaw searches and 20% on Lexis Nexis searches, plus the hourly rate of the person conducting the search.

Trademark search fees (database via CD-ROM)

$30 per search, plus update fees and the standard hourly rate of the person conducting The research.

International Phone Calls -- Charged based on standard vendor rates per call less VENDOR DISCOUNTS.

DOCUMENT PREPARATION:
---------------------
International Fax Transmissions                             $2.00 per page, plus
                                                                the phone charge

Reproduction (photocopies, electronic imaging, etc.)                $19 per page
and printing(2)

Color copies                                                      $1.40 per page

Document binding (e.g., forbriefs, formal                      $1.50 per binding
presentation documents, etc.)

Word Processing Specialist                                          $50 per hour


(1) All other expenses incurred and paid for by the firm on behalf of clients, including express courier service, court services, catering, equipment rental, 3tt1 party conference calls, etc. are charged at cost.

(2) Major reproduction or printing jobs performed by outside providers are charged at cost.

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Attorney                                            Billing Rate
--------                                            ------------

Michael J. Hafloran                                   $ 595
Chris B. Laukenmann                                     475
Deborah S. Thoren-Peden                                 455
Carolyn C. Burger                                       420
Brian S. Stem                                           270
David Kuo                                               220